Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is a transcript of an investor conference call hosted by NXP Semiconductors N.V. on October 29, 2015.

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NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

EVENT DATE/TIME: OCTOBER 29, 2015 / 12:00PM GMT

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

CORPORATE PARTICIPANTS

Jeff Palmer NXP Semiconductors N.V. - VP of IR

Rick Clemmer NXP Semiconductors N.V. - President and CEO

Peter Kelly NXP Semiconductors N.V. - CFO

CONFERENCE CALL PARTICIPANTS

John Pitzer Credit Suisse - Analyst

Ross Seymore Deutsche Bank - Analyst

Blayne Curtis Barclays Capital - Analyst

William Stein SunTrust Robinson Humphrey - Analyst

Chris Caso Susquehanna Financial Group - Analyst

Stacy Rasgon Sanford C. Bernstein & Co. - Analyst

Ambrish Srivastava BMO Capital Markets - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the third-quarter 2015 NXP Semiconductors earnings conference call. My name is Candace and I’m your operator for today. As a reminder, this call is being recorded for replay purposes. Now I would like to hand it over to Mr. Jeff Palmer, Vice President of Investor Relations. Please proceed, sir.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

Thank you, Candace. And good morning, everyone. Welcome to the NXP Semiconductors third-quarter 2015 earnings call. With me on the call today is Rick Clemmer, NXP’s President and CEO, and Peter Kelly, NXP’s CFO.

If you have not obtained a copy of our third-quarter 2015 earnings release, it can be found on our Company website under the investor relations section at NXP.com. Additionally, we have posted on our investor relations website a supplemental earnings summary presentation and a document of our historical financials to assist you in your modeling efforts. This call is being recorded and will be available for replay from our corporate website.

Our call today will include forward-looking statements and involve risks and uncertainties that could cause NXP’s results to differ materially from management’s expectations. These risk and uncertainties include but are not limited to statements regarding the macro economic impact on specific end markets in which we operate, the sale of new and existing products, and our expectations for financial results for the fourth quarter of 2015. Please be reminded that NXP undertakes no obligation to revise or update publicly any forward-looking statements. For a full disclosure on forward-looking statements, please refer to our press release.

Additionally, during our call today, we will make reference to certain non-GAAP financial measures which exclude the impact of purchase price accounting, restructuring, stock-based compensation, impairment and other charges that are driven primarily by discrete events that management does not consider to be directly related to NXP’s underlying core operating performance. Pursuant to Regulation G, NXP has provided reconciliations of the non-GAAP financial measures to the most directly comparably GAAP measures in our third-quarter 2015 earnings press release, which will be furnished to the SEC on Form 6-K and is available on NXP’s website in the investor relations section at NXP.com.

I would now like to turn the call over to Rick.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Thanks, Jeff. And thank each of you for joining us on our earnings call today.

Our profitability in third quarter was very strong, with non-GAAP operating margin of nearly 30% and we delivered total revenues of $1.52 billion. Revenue was approximately flat versus the same period in the prior year and increased about 1% sequentially from the prior quarter, and disappointingly below the lower end of our guidance. In spite of weaker revenue trends, non-GAAP diluted earnings per share were $1.57, above the high end of guidance, as a result of better gross margin and expense control resulting in improved profit fall-through.

As we noted on our last earnings call, we were seeing weakened demand from customers given their concerns with the uncertain economic environment. This trend accelerated from late August onwards across multiple end markets. This has resulted in lower-than-planned sell-through and an increase of channel inventory. As a result, our guidance for the fourth quarter reflects a much more reduced view of sales for the quarter.

Before I turn to the details of our quarterly performance, I would like to highlight that we are only providing limited guidance this quarter due to the expected merger close with Freescale. Our view is that when we actually report fourth quarter results, certain line items will materially change. This includes, but is not limited to the overall interest costs on our debt and the fully diluted share count at the end of the fourth quarter. As this approach to guidance it different than past periods, I will personally include the revenue guidance expectations for the fourth quarter later in my remarks.

Turning to our segment performance, HPMS segment revenue was $1.16 billion, up about 2% both on a year basis and a sequential basis. This was slightly weaker than our original expectations. We do not believe that we’ve lost any market share or key designs; rather, we believe our customers are taking a much more restrained approach to end demand. Clearly the growth of our customers expected and communicated to us early in the year has been significantly reduced.

Moving on to the end market details of the quarter, within automotive, revenue was $308 million and in line with our expectations. During the quarter revenue grew about 7% from the same period a year ago, and, while down 1% sequentially, we did experience better-than-planned for keyless entry and in—vehicle networking products. But the sale of entertainment products was weaker than expected, though still strong on a year-over-year basis.

We see the fourth quarter as being negatively impacted by the continued falloff in demand for the entertainment products within the automotive aftermarket segment, both in Japan and China. Normally we would have expected a seasonal uptick in demand within the auto entertainment area. As a result of the weaker demand, channel inventories have grown and we are lowering our expectations until we see substantially improved sell through.

Clearly in the second half demand for automotive products have been impacted by the fact that global auto unit production for the full year has been reduced from what had been anticipated earlier in the year, and we believe will settle in at about 1% unit growth versus the original 3% expectation as we entered the year. As we look to the fourth quarter, our expectation is for sales to be down in the high single to low double-digit range.

In secure connected devices, revenue was $317 million, up 5% from the same period in the prior year and up 15% sequentially. This was below our expectations driven by lower-than-anticipated sales of broad-based MCUs in the market in China.

Over the short term our growth is connected device revenue will likely be below our longer term growth target due to a number of factors. First, the mobile transaction market continues to develop at a slower-than-expected pace, though our sales in the area has grown about 30% year over year. We do not expect significant new customer acceleration until we see the China handset OEMs add more transaction solutions to their platforms.

There are encouraging signs and our engagement level is very high, especially due to our eco system knowledge and our ability to enable transit solutions in multiple large cities in China. However, growth related to these engagements will likely not materialize until sometime in 2016.

Secondly, we have a number of new general purpose MCU products where we are seeing good design win traction, especially in China, but the transition to revenue contribution is happening at a slower-than-originally-expected rate. Lastly, our mobile audio product growth is expected to slow as we have seen several of the Chinese handset EOMs reduce volumes while others have postponed the release of new handset platforms using our product due to the uncertain economic environment. Taken together, we expect secure, connected devices revenue in the fourth quarter to be down in the high single to low double-digit range.

In the secure interface and power group, revenue was $270 million, down 9% from the same period in the prior year and down 11% sequentially. This was below our expectations, primarily as a result of the weak demand in the base station market and to a lesser extent the continued weakness in power lighting.

Looking forward, we believe RF power business will continue to struggle in the very short term as new base station buildouts continue to be delayed, particularly in China. Although we believe it could be an overcorrection as it was with the significant requested upsides last year, which could again result in shortages at some point in the coming quarters.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

Within our high speed interface business, we also expect to see significantly moderate in the fourth quarter as certain mobile customers reset run rates and rationalize inventory throughout their contract manufacturing supply chain, an unexpected change and a clear disappointment. Taking these factors together, we believe secure interface and power group revenue will be down in the high 20%s to low 30% range in fourth quarter.

Revenue in secure identification solutions was $269 million, up 7% from the same period in the prior year and up about 5% sequentially, in line with our expectations. During the quarter, we saw demand for bank card products above our original expectations, primarily for dual interface products in China. Sales of mobility and transit products increased sequentially, though slightly below planned.

We experienced a very modest ramp of new eGov programs but at a lower level than originally expected. The challenge we are facing in the eGov market is delayed tender awards as the market continues to be exceptionally lumpy and influenced by macro and economic conditions.

We also do not see a significant positive impact on our banking business from the EMV upgrade cycle in the US. Demand continues to be predominantly for contact solutions currently, but we have a multiple engagement for dual interface programs which should help growth in 2016. Looking to the fourth quarter, we expect SIS revenue to be down in the low double-digit to mid-teens range, primarily due to the expected seasonal decline in banking revenue and lower-than-expected sales in eGov and transit products.

Finally, turning to the standard product segment, revenue was $325 million, down 2% compared to the year-ago period and up 1% versus the prior quarter. We have always said our standard products business was the best litmus test of the overall health of the end markets. We are seeing trends to support this view with sell-through at our Asian distributors particularly weak.

As with our auto business, we will reduce our shipping to distributors during the fourth quarter until the view of end demand becomes clearer. Consequentially, looking into the fourth quarter, we expect standard product revenue to be down in the low double-digit to mid-teens range.

Taken together, this leads us to believe total NXP revenue in the fourth quarter will be down in the mid-teens range, inclusive of about $25 million of sales in the corporate and other segment. Peter will discuss expectations for margin and operating expenses in a few moments.

Turning to our distribution channel performance, we are seeing the biggest disruption in sell through. Total sales in distribution were up 8% to support expected sales. However, reflecting the reduced demand environment, we actually saw sales out of distribution channel down 5%.

The total months of inventory in the distribution channel were three months at the high end of our long-term target. Absolute dollars of inventory in the channel increased 25% on a sequential basis.

In summary, our Q3 results were good from a profitability perspective, but clearly a disappointment in terms of delivering revenue growth. However, even comprehending this, our HPMS business growth year to date is 12% versus the same period in 2014. The current demand environment in our target markets has clearly deteriorated and will continue to pose short-term challenges. Our guidance is a reflection of this uncertainty.

We believe we continue to have market-leading product offerings and our engagements with customers continue to be robust. We view the current environment more as a pause and would anticipate demand to improve in the coming quarters.

Notwithstanding the current business trends, we continue to be very positive on the intermediate and long-term benefits of the merger between NXP and Freescale, both from a financial, customer and product solution perspective. As you know, the new Company will have a combined revenue base of over $10 billion and will be the fourth largest non-memory semiconductor supplier with number one positions in automotive, general purpose micro controllers and network processors. In the short term we see a clear path to achieve $200 million in annual cost synergies in 2016 and the ability to deliver $500 million in synergies in subsequent periods.

Despite the current environment, our focus will be to drive the strategic benefit of the merger with Freescale, delivering a substantial increase in earnings. Aside from the financial benefits, the customer feedback has been very favorable. Early in the process they clearly saw the benefits from the Combined Company.

Several have requested that we engage on new product developments that neither NXP nor Freescale could have supported independently. This is especially true in the automotive market where the combined portfolio is ideally positioned to deliver the broadest range of [ADOT] capabilities in all of the key areas, including radar, vision systems and long-range vehicle-to-vehicle solutions. These engagements are clearly a significant opportunity, but will take some time to translate into material revenue.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

Additionally, automotive customers are very excited about the potential to find NXP’s security capability with Freescale’s broad microcontroller and the connectivity expertise of both companies, the combination of which is viewed as delivering on the cornerstone of the internet of things, or secure connections for the smarter world.

Lastly, the overall regulatory approval process is progressing as anticipated and we believe we are on track to close the transaction in the current quarter. We continue to make very good progress on the integration planning of the two companies, and the employees of both companies are anxious to proceed with the combination.

We would like to thank the teams from both NXP and Freescale for all of the tireless efforts on additional activities planning for day one and their understanding for the regulatory process. We believe the merger of the two companies will drive a transformation in the market reach, product capability and will provide a significant catalyst for customer and shareholder value creation.

Now I’d like to turn the call over to Peter to discuss the financial details of the quarter.

Peter Kelly - NXP Semiconductors N.V. - CFO

Thank you, Rick. And good morning to everyone on today’s call. As Rick has already covered the drivers of the revenue during the quarter, I’ll move to the financial highlights.

In summary, Q3 was a good quarter from a profit perspective, as we delivered record non-GAAP operating profit, operating profit margin and earnings per share. Non-GAAP operating profit was $29.5% and non-GAAP EPS was $1.57, both of which were above the high end of our guidance. Cash flow was strong and our leverage ratio at 1.35 times continues to be substantially below our long-term target as we prepare to finance the Freescale merger.

Focusing on the details of Q3, total revenue was $1.52 billion, up nearly 1% year on year, but below our expectations, and clearly a disappointment. We generated $748 million in non-GAAP gross profit and reported a non-GAAP gross margin of 49.1%.

Turning to our reportable segments, within the HPMS segment, revenue was $1.16 billion, up about 2% year on year and up by about the same amount sequentially. Non-GAAP gross margin was 54%, 30 basis points better than the second quarter. Non-GAAP operating margin improved to 31.9% as a result of better gross profit and improving expense management.

Within our standard product segment, revenue was $325 million, down 2.4% year on year, and essentially flat versus second quarter. Non-GAAP gross margin was 35.4%, 30 basis points better than the second quarter. And non-GAAP operating margin was 24.6%, a 132 basis point increase sequentially. Total non-GAAP operating expenses were $303 million, down $14 million on a sequential basis.

From a total operating profit perspective, non-GAAP operating profit was $449 million, and non-GAAP operating margin was 29.5%, up 170 basis points sequentially. Interest expense was $44 million and noncontrolling interests were $18 million with cash taxes at $7 million. This resulted in total NXP non-GAAP earnings per share of $1.57, above the high end of our guidance up 16% year on year and up 9% as compared to the second quarter. Stock-based compensation which is not included in our non-GAAP earnings was $34 million.

Now I’d like to turn to the changes in our cash and debt. Our total debt through the end of Q3 was $5 billion, cash at the end of Q3 was $2.4 billion and net debt was $2.6 billion. We exited the quarter with a trailing 12-month adjusted EBITDA of approximately $1.89 billion. The ratio of net debt to trailing 12-months adjusted EBITDA at the end of the second quarter was 1.35 times and our non-GAAP interest coverage was 10.2.

Turning to working capital metrics, days of inventory remained at 95 days. Please note the days of inventory calculation includes $66 million of inventory, mainly relating to our RF power and bipolar power businesses, which is excluded from the inventory figure on the balance sheet as we have classified these product lines as assets held for sale.

Days receivable were 37 days, an increase of 5 days sequentially. And days payable were 86, flat versus the prior quarter. Taken together our cash conversion cycle was 46 days versus 41 days in the prior quarter.

Cash flow from operations was $340 million and net CapEx was $74 million, resulting in non-GAAP free cash flow of $266 million. We repurchased approximately 1.8 million shares for a total cost of about $158 million or an average of $89.12 per share.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

As Rick has already provided details on our expectations for the fourth quarter, I will only provide a summary. I would like to reiterate that when we report our fourth-quarter actuals, the actual report will be materially different due to a number of factors, including interest expense and non-GAAP share count, all of which are difficult to quantify at this point in time.

We currently anticipate total revenue will be down in the low to upper teens range sequentially, reflecting the following trends in the business. Auto is expected to be down in the high single- to the low double-digit range. Secure identification solutions is expected to be down in the low to mid-teens range. Secure connected devices is expected to be down in the high single- to low double-digit range. Secure interface and power is expected to be down in the high 20% to low 30% range. And standard products is expected to be down in the low double to mid-teens range.

We anticipate revenue from the combination of manufacturing and corporate and other to be approximately $25 million. We expect non-GAAP gross profit to be about 49% plus or minus 50 basis points. Operating expenses are expected to be about $310 million plus or minus $5 million.

Lastly, before I turn to your questions, consistent our historical capital allocation strategy of returning all excess cash to our owners, we expanded our stock repurchase program and increased our buyback authorization by up to 20 million shares.

I’d like now to turn it back to the operator for your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

And our first question comes from John Pitzer of Credit Suisse. Your line is now open.

John Pitzer - Credit Suisse - Analyst

Good morning. Thanks for letting me ask the question. Rick, I wanted to go back to your comments about the distribution channel. You gave us some good metrics for the calendar third quarter — sell-in up 8%, sell-through down 5%, three months of inventory. I’m curious, embedded in the Q4 guidance of down 15% for the total Company, what’s the view in sell-in versus sell-through for distribution? And where do you think distribution inventories will be at the end of the quarter?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

That’s a really good point, John. And as you realize, with all the distributors we have and the broad range of product portfolios, it’s hard to call that specifically. But, clearly, when you look at our decreased revenue for the quarter at something in the mid-teens, our sell-in to distribution will be at least at that level if not even maybe a little bit more of a decrease than the overall total.

Based on everything we see from the distributors, Q3 clearly did not materialize with the growth that they had originally anticipated, that they put the orders in place for. What we see today is their expectations to be a slight decline, not a precipitous decline. The reason we have the projected 15% decline is as we begin to correct those inventory levels that were increased in Q3.

It’s interesting because at around three or slightly above three months of inventory, those aren’t really so far out of the range of perspective of where we’d really like to be, but we would have liked to have gotten thee over a number of quarters across a broad range of our product lines as opposed to a one-quarter increase based on a reduction on sell-out. So, we clearly are going through a significant transition and that’s the reason we’ve adjusted our revenue projections for Q4, is to be able to take some significant actions to ensure that our inventory and our distribution partners are in line with their reduced expectations associated with the demand versus where they originally were back 90 or 120 days ago.

John Pitzer - Credit Suisse - Analyst

Rick, I know it’s hard to forecast this, but is the assumption that most of the inventory correction through distribution will be done in the December quarter?

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

John, I think it’s really hard to completely pinpoint that. I think a big chunk of it will be. There could be some product areas where we still have a little bit. Basically if you look at the China car radio market, there were no orders in Q3. Sell-through went away.

Now, the question becomes do those orders come back because obviously orders have to come back for us to be able to reduce that inventory. So, I think we’ll make significant progress in correcting our inventory levels in Q3. But will we be absolutely where we want to be in all product lines? I don’t think that I can actually say that for Q4.

John Pitzer - Credit Suisse - Analyst

That’s helpful. And then, guys, as my follow-up, you guys have done a good job on the gross margin line. I think you gave us the utilization rates for Q3. Given the revenue guide for Q4, where would you expect utilization rates to go? And it might be a moot point with the merger, but help me understand again, for every drop in utilization what the impact might be to gross margins a quarter out.

Peter Kelly - NXP Semiconductors N.V. - CFO

I think there’s a couple things, John. One is, if you look at our manufacturing profile, it’s quite different from when we used to give that out, I think it’s three or four years ago. So, we’re able to manage our overall wafer supply on a much more variable base now than we’ve done in the past.

Now, we have two big internal fabs. We have ICNH which, to be honest, will continue to be largely full in Q4. And then SSMC, which is our joint venture fab in Singapore, we’re able to keep — we own about 60% of that fab. We’re able to keep our side of that pretty full, but our joint venture partner is lowering its utilization of its 40% a bit.

So, utilization will be down in the fourth quarter, but financially it’s helping impact [those], actually. And you can see that in — I guided gross margins pretty flat quarter on quarter. So, it’s certainly one of the good things we’ve done in the last few years.

John Pitzer - Credit Suisse - Analyst

Perfect. Thanks, guys.

Operator

Our next question comes from Ross Seymore of Deutsche Bank. Your line is now open.

Ross Seymore - Deutsche Bank - Analyst

Hi, guys. Thanks for letting me ask a question. I want to follow up on John’s first question, maybe ask it a different way. If you did not have the inventory burn, because we know you’re a sell-in revenue recognizer in the channel, from your answer, Rick, it sounds like your guidance would still be down at the same range. So, maybe the way to summarize it is down 15%. Is that what the guidance would be even if you weren’t burning channel inventory? And if it would be different than that number, where do you think the revenue guidance would, in fact, have been?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Ross, that’s not what I intended to say, so let me try to clarify. I think the decrease in our outlook for Q4 clearly comprehends some of the realignment in our distribution inventory with our partners. If we did not have that correction in the distribution inventory, our decline would not be 15% in the Q4 timeframe. I think based on what we hear from our disty partners on basic demand, I think it would be low to mid single-digit decline in Q4 associated with it.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

So, clearly there’s a significant chunk of our reduced outlook for Q4 that has to do with the realignment of disty inventory and there’s a portion of it that’s just associated with a reduced demand from our customers on an ongoing basis. I don’t know how to be too specific with that, but it’s probably somewhat close to half on both. But I think, clearly, if we looked at just the demand from our customers, it would have been more like low to mid single-digit decline with the remainder of our decline projected being really the alignment associated with our distribution inventory.

Ross Seymore - Deutsche Bank - Analyst

So, whether it’s half 7% or 10%, from what you just said, of the 15%, it’s coming from the channel inventory burn. I know it’s hard to talk about the duration of that inventory burn, but whether it’s Q1 or Q2, is it your estimation that in all likelihood you’ll return to shipping in line so that the negative you’re facing in the fourth quarter will turn to a mathematical positive at some point? And do you think that’s first quarter or is it going to be longer than that?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Ross, I think it’s hard for us to do a projection about absolutely specifics. I think it’s going to take a little while. I don’t know that we’ll be back at an absolute ship-through level on an equivalent basis by Q1 where there still won’t be a little bit of inventory adjustment in Q1. I think it’s really hard for us to see that.

But, clearly, I think we’re taking a very direct and specific action in Q4 trying to realign as quickly as we can. I think it’s important for us to get this cleaned up before we go into the combination. I think as we proceed with the combination, we want to be sure that our inventory levels are approaching in-line levels and where we would like to be to operate on more of a normal basis going forward.

Ross Seymore - Deutsche Bank - Analyst

As my follow-up, you mentioned about the combination of things. Peter, given the lower base of revenues that you have, I know Rick said that the target for cost synergies remains unchanged at the $200 million and then eventually $500 million, is there any change to the leverage target that you have given the different base of revenues at both companies?

Peter Kelly - NXP Semiconductors N.V. - CFO

No. We looked at that. I still think we’ll be down back to $200 million by the summer of next year.

Ross Seymore - Deutsche Bank - Analyst

Great. Thank you.

Operator

Thank you. And our next question comes from Blayne Curtis of Barclays. Your line is now open.

Blayne Curtis - Barclays Capital - Analyst

Hey, guys. Thanks for taking my question. Rick, you mentioned that you saw in late August some softening, but then September revenue didn’t miss by that much. I’m just curious the trajectory here. Did it accelerate into October? And then any view as to whether those trends have stabilized? And then a related question, OpEx came in much better for September. Were those planned moves ahead of the merger or were you able to react to this weakening demand?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

No, I think we should be specific about our OpEx levels. We’ve talked about that we were really being very cautious relative to any additions in people in the current environment until we get into the merger. The fact is, is that we know we’re going to have some people that are going to end up with their rows going away, and we want to be sure that we take advantage of placing as many of those people into ongoing value-added rows

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

as possible. So we’ve been very specific in not adding resources in the current timeframe. But that’s more associated with trying to do the best thing for the combination of the Freescale and the NXP employees as opposed to any specific action associated with what we saw in the near term with the demand reductions.

When you think about this, this is product that ships through the channel. We’re building it based on expectations from our customers. As the expectations don’t materialize, we still have the product that we’ve built and shipping to our customers. It’s better for it to be in the channel where it can be shipped to the customers than sitting on our docks after we’ve finished building it. But clearly that’s the reason why we’re taking aggressive actions to try to adjust that as quickly as possible.

The demand — there are some areas, like in the aftermarket radio market in China where it’s still pretty flat. We don’t see a lot of increase in demand yet. The real question is, is when that will come back. And I think it’s hard for us to identify specifically when that would come back for the aftermarket. That’s a relatively small portion of the total car radio market, but it’s a factor that has an impact on our revenue and one that we’re trying to do the correction for associated with the distribution inventory levels.

So, it’s really hard to talk about specific run rates and where it is. For example, on our secure-mobile transactions, on the mobile payment side, we saw most of that delayed with our partners from China, Inc. where we’ve worked on designs and had that ready to go, really delaying until they see a requirement where they have to offer that to be competitive with the leading smartphone providers. So, that clearly is a factor associated with it.

And on the RF power side, clearly the supply chain is in a major transition. I know we’ve talked about it specifically, but it continues to be a hard reset by all of our customers associated with that, with them significantly reducing their inventory levels, and potentially over-correcting. And if we really do see the LTE rollout in China kick back in, we could actually be back in the shortage we were a year ago. So this is a market segment that continues to be very difficult to call, as we’ve said before and continue to believe that it will be.

So it’s really, Blayne, when you think about it, different by every different product segment associated with it. But we felt like it was really important that we take an aggressive action here in Q4 to set up the distribution inventory levels at the right level on the NXP side before we get into the combination with Freescale so that we can start with the right position moving forward.

Blayne Curtis - Barclays Capital - Analyst

Thanks. And then just a clarification for you, Peter. I just want to make sure I understand the mechanics. You said lower utilization, but then pointed to the December guidance. Would you take the underutilization in the current quarter, or is that something you recognize on the product sell-through, i.e. first half of next year?

Peter Kelly - NXP Semiconductors N.V. - CFO

On ICNH, which is the internal fab, it would move out three months. So, that’s completely full. On SSMC, the numbers are a lot lower than three months. But the reality is the underutilization we’re talking about in Q4, it’s maybe a couple of points. We’re talking about really low 90%s. Underutilization is not an issue for us.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

But the financial implications of that, since it’s really not our products where the miss is, it’s reflected more on a real time, Blayne, as opposed to being more when we ship it.

Peter Kelly - NXP Semiconductors N.V. - CFO

Yes. It doesn’t have any impact from a timing perspective and it’s absolutely negligible. I wouldn’t worry about it.

Blayne Curtis - Barclays Capital - Analyst

Appreciate that. Thanks.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

Operator

Our next question comes from William Stein of SunTrust. Your line is now open.

William Stein - SunTrust Robinson Humphrey - Analyst

Thank you for taking my question. Gentlemen, you’re characterizing the shortfall in Q4 as it sounds more like a short-term demand and inventory issue and less of a problem with positioning with your customers. Can you confirm that? And then also, relative to that, you’ve had a 10% top-line revenue growth target for some time. You’ve been doing very well on top-line growth until this quarter in recent years. And I’m wondering if you can comment on that longer-term growth outlook, please.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Yes, Will, thanks a lot. We still believe that the fundamentals of our business support the double-digit growth that we talked about, over a three-year compounded growth rate basis. So, it’s really important to reflect that, as we’ve talked about that, that’s always been on a three-year compounded growth rate basis. And we still see the same opportunity.

Secure-connected devices we still think will grow in the high teens to low 20%s. Our secure interface and power business, which clearly has some disruption from the major adjustments in RF power supply chain, we think over a long term will still grow in the low double-digit to mid-teen basis. And our security identification solutions, even though we continue to see the lumpiness that we’ve talked about on the eGov side being a detriment, we expect to see high single- to low double-digit growth. And then clearly in automotive, with the strength, and especially when we begin to look at the combined portfolio, on our current portfolio we expect to see high single-digit growth.

So, we feel very comfortable with the consistent growth over the three-year compounded growth rate basis that we’ve talked about were not reflective. The current expectations and alignment that we’re talking about for Q4 doesn’t really change that at all, but clearly is aggravated by the significant adjustment that we have to do associated with the distribution-inventory basis. If you look at our Q3 year to date, as we talked about, it’s high single digit, and our high-performance mixed signal business is actually a 12% growth. We think that’s still quite significantly above where we see the market growing through year to date, through September.

William Stein - SunTrust Robinson Humphrey - Analyst

Thanks for that thorough answer, Rick. Maybe just one follow-up, if I can. Many semiconductor companies saw weakness earlier in the year. In XP’s case, it came upon us suddenly in Q4, or maybe from a bookings perspective during Q3, but we’re seeing it in Q4. Is there something different about either the way you use distribution, the number of partners, something else that would explain the difference? Or how can you help us reconcile that, please?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Yes. I think clearly our product mix is different than most of our peers, when you think about it, with our ID business and our security business associated with it. So, I don’t think you can draw a direct correlation with ours versus our peer group. Clearly the growth that we saw early in the year or through Q3 puts us in a good position.

About 60% of our total revenue goes through the distribution-channel business. And the fact is, with the significant increase in the channel inventory, a 25% increase in inventory, as the orders that they had placed on us, we were able to ship to, but the sell-through that they were originally planning didn’t materialize the increase sell-through.

So, it’s not like they’ve seen a significant decline in demand, in most cases. There are some cases like the car radio aftermarket. But in most areas it’s not like they’ve seen a significant decline in demand. It’s just they haven’t seen the increase that they’d originally planned that we were shipping inventory into the channel to be able to meet. So, since that increase did not materialize, we clearly are taking actions to reduce the inventory in Q4 associated with it.

William Stein - SunTrust Robinson Humphrey - Analyst

Thanks, Rick.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

Operator

Thank you. And our next question comes from Chris Caso of Susquehanna Financial. Your line is now open.

Chris Caso - Susquehanna Financial Group - Analyst

Yes. Thank you. Just wondering if there’s been any changes in lead times or availability or products, something that may have encouraged the distribution channel to build up some of that inventory and how that may have changed as you go into the back of the year. In addition, we talked a lot about inventory at the distribution channel. What do you think has been the case with inventory at your customers, as well? Has that similarly risen? And that would also be something that would need to be burned off if that were the case.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Chris, the one area that we did see something specific was in our secure interface where a number of the supply chain with the custom manufacturers actually had built a significant inventory for some of our key smartphone OEM partners. And we’re seeing a correction that’s taking place for that, that was really disappointing. It came up as we really peeled the onion and understood the inventory levels at some of the custom manufacturers associated with it. But that’s probably the only thing that’s really unique versus an ongoing basis.

I think the other area that continues to be a major swing is in the RF power base business where there’s been very significant adjustments in the demand rates from our customers and inventory levels associated with that, where they’re trying to go through a significant correction. So, I think those are some of the areas that are different than just the normal ongoing distribution levels.

Chris Caso - Susquehanna Financial Group - Analyst

Okay. Thank you. As a follow-up, can you talk about the financing for the upcoming transaction? The commitments are in place. Have the terms been fixed right now? And are there any changes to the terms that you’ve either seen or may foresee as the deal gets to closure?

Peter Kelly - NXP Semiconductors N.V. - CFO

No. The commitments are the commitments, so they’re not an issue. I think, as you know, we put $1 billion of bonds in place a quarter ago and we intend to go out pretty shortly with some term loans such that we won’t need the commitments.

Chris Caso - Susquehanna Financial Group - Analyst

And the terms of the term loans, do you have information with regard to what you expect from that?

Peter Kelly - NXP Semiconductors N.V. - CFO

Until I do, I won’t know.

Chris Caso - Susquehanna Financial Group - Analyst

Okay. Thank you.

Operator

Thank you. And our next question comes from Stacy Rasgon of Bernstein Research. Your line is now open.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

Stacy Rasgon - Sanford C. Bernstein & Co. - Analyst

Hi, guys. Thanks for taking my questions. On gross margins, I just wanted to be very specific. Are you basically saying — let me ask you this. If revenues in Q1 were, say, flat to down, are you basically saying there would be limited to no impact on gross margin from that, with all the gross margin impacts at that point only be around product mix and the like, there would be no measurable issues from utilization if Q1 revenues were flat to down on Q1 gross margins?

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

I think, Stacy, this is Jeff. Just one comment. The percentage of our external-foundry business has gone up substantially over the number of the years.

Peter Kelly - NXP Semiconductors N.V. - CFO

It’s basically in our COGS. We have a lot more variable costs than we have historically.

Stacy Rasgon - Sanford C. Bernstein & Co. - Analyst

Got it. That’s helpful.

Peter Kelly - NXP Semiconductors N.V. - CFO

There are outer limits. We do have some fixed costs, still. So if my revenue doubles or halves, in the end you do have some limits. But where we are today, it’s much more impacted by the mix of the products we’re selling than the actual manufacturing structure.

Stacy Rasgon - Sanford C. Bernstein & Co. - Analyst

Got it. That’s helpful. For my follow-up, I just want to dig into the overall demand environment. It sounds like you’re suggesting this that is a short pause, it’s more inventory driven. You’re saying your customers aren’t really seeing demand slowdowns necessarily, but they’re not seeing the pickup. It sounds like a lot of the issues, though, across many of your businesses were from China.

Given we’ve been seeing some weakness there for a while, I’m just wondering why your customers would have been expecting to see a pretty big demand pickup into the end of the year and not to place the kind of orders that they did. What were they seeing exiting Q2 and in the beginning of Q3? Why didn’t they see issues earlier? What changed? I find that dynamic very surprising.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Stacy, I think you’ve got to really address that on a product-by-product basis. I don’t think you can draw an overarching view with one brush stroke. I think you really have to talk about it on an individual basis.

I think on the car radio aftermarket, that began to change on them significantly. But it was clearly aggravated by the overall economic environment in China and the rest of the developing countries, where the amount of funds that individuals want to spend on a high-end car radio have been reduced. So, we see a significant adjustment associated with that.

Another area that’s a good example is in the mobile wallet. We would have anticipated that there would have been a rollout in the mobile wallet late this year associated with being able to meet the requirements to be competitive on the mobile wallet. As that delayed in China, we saw most of the China, Inc. handset people delayed the implementation of the mobile wallet because there’s an incremental cost there, and if they don’t need that to be competitive on the end product for their marketplace, then they’re not going to add that cost basis associated with it.

So it’s really different product by product associated with it. When we entered into Q3, we had orders from our disty partners that were based on the orders that they had from their customers. And as that growth and expected demand didn’t materialize, and we did ship increased product into the channel, obviously it went into inventory. So, now we’re going through specific actions, product line by product line, to be sure that we address that.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

The car radio aftermarket is one that clearly is at too high a level and we need to do a correction associated with it. If you think about our total inventory levels at 3% or slightly over, that’s not a totally out-of-the-realm level. The problem is, we’ve got to hearing one quarter by reduced sell-through as opposed to being able to build that up over a reasonable period of time a number of quarters.

So, I don’t think the absolute level is as alarming as the details when we peel the onion below that, which really has driven us to try to do a pretty significant reset in Q4 to take the revenue growth expectations down to reflect the lack of growth that’s happening in the marketplace in most areas. Clearly not the case in RF power, but in most areas where there’s just not the growth that we had originally planned.

If we look at areas like the mobile wallet, we still are very confident in that over the long term, and think that, that will come back next year as they have to have a mobile wallet to be competitive with a leading smartphone supplier. So, our confidence in that is still there, it’s just a matter of timing of when that gets deployed.

Stacy Rasgon - Sanford C. Bernstein & Co. - Analyst

Do you think you’re taking a bigger correction than you ordinarily would if you weren’t closing a deal?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

I don’t think we can say that, Stacy. I think what we’re trying to do is be sure that we manage our inventories appropriately, but we also are trying to be sure that our inventories are in good shape as we do the combination and move forward.

Stacy Rasgon - Sanford C. Bernstein & Co. - Analyst

Okay. Thank you, guys.

Operator

Thank you. And our next question comes from Ambrish Srivastava of BMO. Your line is now open.

Ambrish Srivastava - BMO Capital Markets - Analyst

Hi, thank you. A few clarifications for me, as well, Rick. Just going back to the auto segment, most of the other chip guys actually have called out for not such a big decline in auto. So maybe you could help us understand your exposure by geos and is China disproportionately higher for you? That’s my first question.

Second, also a clarification, I just want to make sure I got it correct. You are not seeing a pickup in EMV in the US? And if not, why not, because the EMV card rollout seems to be accelerating as we’re entering the year. Thank you.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Let’s talk about auto first. I think it’s not as much on a geo basis, although it is based on where it’s built, but it’s more about the aftermarket car radio market. And what we’ve seen is the amount of money that consumers are willing to spend in the developing countries in China on aftermarket car radio products, where they’re looking to upgrade their audio systems, has completely collapsed in the near term because of the economic environment that we’re in. Now, that happens to be primarily built in China, but it’s basically to serve the market in China, as well as the overall aftermarket.

We still see healthy demand in our overall automotive business. If you look at the growth rate that we’ve been able to drive this year, and as we get through this inventory correction going forward, we feel very comfortable with the growth rate in our overall automotive business.

But the particular concentration that we see in automotives is a lot to do with the car radio aftermarket where the demand has basically gone away for a period of time. It won’t stay at zero forever, but we’re doing a hard correction to be sure that we get the inventory levels in line with that. But the growth rate in the rest of the business, we certainly feel comfortable about.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

As you and I both know, you don’t win or lose market share on design wins on a quarter-by-quarter basis in automotive. The market position we have in automotive is still quite secure, it just happens to be the concentration that we have in the car radio aftermarket.

Ambrish Srivastava - BMO Capital Markets - Analyst

I’m sorry Rick, how big is the aftermarket?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Our car infotainment in total is about half of our automotive business. We haven’t broken out the aftermarket specifically, but it’s probably something like one-third maybe, of that. We’d have to get the specifics for you. So, it’s not the dominant share of the car infotainment business, but it’s a big chunk of the total still, and certainly one as it goes to zero that has an impact on the overall demand.

On the US-EMV market, I think the thing that’s really important to put in perspective, the US-EMV market, as it’s implemented with contact and the dollar size of that market is a much smaller market than where we are focused in other areas where we have dual interface that adds a lot more value for the users and a lot more content. We’re beginning to see some opportunities on design wins in the US on dual interface where people will have multiple wallets on the same card, and have loyalty programs and other factors associated with it, where we offer the contact with span that be used, for example, for children to be able to use payments that can be replenished online associated with it.

So, we see some emerging opportunities in the US so-called EMV market, although it’s dual interface as opposed to contact EMV, the ones that we see from a growth basis. But if you look at the actual US-EMV market, because of the pricing point associated with the contact level, and the actual volume, we don’t see a significant uptick in the dollar size of that marketplace. And it’s certainly dwarfed by the size of the other markets associated with it.

Ambrish Srivastava - BMO Capital Markets - Analyst

Thank you.

Operator

(Operator Instructions)

I’m showing no further questions at this time.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Okay. Again, thanks a lot for joining us today. Clearly when we look at the expectations for Q4, we’re disappointed with the revenue results, although, frankly, we’re encouraged with the ability to maintain our gross margins in a much more difficult environment with top-line revenue. So, we do have the positive aspects of that. The long-range growth opportunity that we see for the current NXP portfolio is still intact.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Have a great day, everyone.

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OCTOBER 29, 2015 / 12:00PM GMT, NXPI - Q3 2015 NXP Semiconductors NV Earnings Call

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